Exhibit 4.2(b)

MacDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN

SECOND AMENDMENT

WHEREAS, MacDermid, Incorporated, a corporation organized under the laws of the State of Connecticut (the “Company”), entered into an agreement with Platform Acquisition Holdings Limited (“PAHL”) and certain other parties dated as of October 10, 2013 pursuant to which, among other things, PAHL agreed to purchase the business and operations of the Company (the “Business Combination Agreement”) and the closing of the transactions contemplated by the Business Combination Agreement occurred on October 31, 2013; and
WHEREAS, the Company adopted the MacDermid, Incorporated Employee Savings and 401(k) Plan (the “Plan”) effective generally as of January 1, 2014; and
WHEREAS, Article XI of the Plan reserves to the Company the right to amend the Plan; and
WHEREAS, the Company amended the Plan most recently by adoption of the First Amendment; and
WHEREAS, the Company now desires to amend the Plan further to, among other things, (i) designate Platform Specialty Products Corporation (“Platform”) as the sponsor of the Plan, (ii) enable subsidiaries of Platform and other entities that would be treated as a single employer with Platform by operation of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”) to adopt the Plan with the approval of Platform’s board of directors, and (iii) clarify the terms of the Plan with respect to contributions of “eligible rollover distributions” within the meaning of Section 402(c) of the Code.
NOW, THEREFORE, the Plan is amended effective generally as of January 1, 2014, except as otherwise noted herein, as follows:
1.Effective September 8, 2014, Article I is hereby amended by deleting the reference therein to “MacDermid, Incorporated” and inserting in lieu thereof the following: “Platform Specialty Products Corporation.”

2.Article II is hereby amended as follows:

a.	Effective September 8, 2014, by deleting the provisions of Section 2.10 in their entirety and inserting in lieu thereof the following:

“‘Company’ means Platform Specialty Products Corporation, a corporation organized and existing under the laws of the State of Delaware (“Platform”), and any Affiliated Company that adopts the Plan with the consent of the board of directors of Platform. Without limiting the foregoing, the meaning of the term ‘Company’ includes (i) Platform Delaware Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, with respect to employees of such entity as of the Effective Date, (ii) MacDermid, Incorporated, a corporation organized and existing under the laws of the State of Connecticut (“MacDermid”), and (iii) each direct or indirect subsidiary of MacDermid that is wholly-owned by MacDermid (or by a direct or indirect subsidiary of MacDermid) and incorporated within the United States of America.”

b.	By deleting the provisions of Section 2.34 in their entirety and inserting in lieu thereof the following:
“‘Plan’ means the Platform Specialty Products Corporation Employee Savings and 401(k) Plan contained herein, as from time to time amended.”

c.	By redesignating Section 2.36 through 2.41 as 2.38 through 2.43, respectively; and

d.	By inserting immediately after Section 2.35 the following new Sections:

“2.36    ‘Rollover Contribution’ means an amount proffered by a Participant and accepted by the Administrator as a contribution to the Plan in the form of an eligible rollover distribution from an eligible retirement plan, each within the meaning of Section 402(g) of the Code (other than an individual retirement account described in Section 408A of the Code). A ‘Roth Rollover Contribution’ means an eligible rollover contribution from a designated Roth account, within the meaning of Treasury Regulation Section 1.402A-1, Q&A-1. In no event shall amounts distributed from a Roth IRA, within the meaning of Section 408A of the Code, qualify as a Rollover Contribution within the meaning of the Plan. The Administrator may, but shall not be required to, accept assets other than cash (including, without limitation, Section 401(k) participant loan balances) in connection with the deposit of a Rollover Contribution.

“2.37     ‘Rollover Contribution Account’ means, with respect to a Participant, an account established and maintained under the Plan on behalf of such Participant to receive and hold Rollover Contributions and the income, expenses, gains (and losses) attributable thereto and any withdrawals or distributions therefrom; provided that Roth Rollover Contributions (as adjusted in accordance with the foregoing) shall be maintained in one or more accounts separate from all other Rollover Contributions.”

3.Section 3.1(a) of the Plan is hereby amended by inserting immediately after the first reference to the term “Elective Contributions” the following: “, Rollover Contributions, or both”.

4.Section 4.3 is amended by inserting immediately after subsection (c) the following new subsection:

“(d)    Rollover Contributions. The Administrator, in its sole discretion, may permit to be made by or on behalf of a Participant a Rollover Contribution (including a Roth Rollover Contribution) that satisfies the requirements of this Section 4.3(d). In determining whether to permit a Rollover Contribution with respect to a Participant, the Administrator shall be concerned primarily with whether such contribution satisfies all of the requirements of the Code and the associated regulations and administrative guidance relating to such contributions. In making any such determination, the Administrator may require the Participant to furnish such certificates, affidavits, opinions of counsel, rulings if the Internal Revenue Service, or other information or data as the Administrator, in its sole discretion, may deem necessary or appropriate. Any permitted Rollover Contribution may be made by or on behalf of the affected Participant and shall represent such Participant’s interest in one or more eligible retirement plans within the meaning of Section 402(c) of the Code. A Rollover Contribution may be made either directly to the Trustee or to the Administrator for transmittal to the Trustee as soon as practical after the receipt thereof. Any such contributions shall be credited to the Rollover Contribution Account maintained on behalf of the Participant, provided however that all Roth Rollover Contributions shall be credited to a Rollover Contribution Account separate and apart for the account(s) maintained for all other Rollover Contributions. A Participant shall at all times be fully vested in such Participant’s Rollover Contribution Account balance. In the event that a Rollover Contribution accepted by the Plan is determined subsequently by the Administrator to be ineligible for treatment as an eligible rollover within the meaning of Section 402(c) of the Code, such contribution, together with associated investment gains, if any, shall be distributed to the affected Participant not later than the due date (including extensions) for the tax return of the Company (or Affiliated Company by which the Participant is employed) for the period covering the date on which such determination is made; provided however that such distribution shall be deemed a return of the contribution, rather than a distribution within the meaning of Section 72 or 401(a) of the Code.”

IN WITNESS WHEREOF, the Company has caused this instrument to be executed on its behalf by its duly authorized officers as of this 8th day of September, 2014.
MacDermid, Incorporated
By:_/s/ Frank J. Monteiro
Chief Executive Officer

Acknowledged and Agreed to By Platform Specialty Products Corporation

By:_/s/ Frank J. Monteiro
Chief Executive Officer